SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
TASER INTERNATIONAL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.00001 Per Share
(Title of Class of Securities)

87651 B 104
(CUSIP Number of Class of Securities (Underlying Common Stock))

Daniel M. Behrendt
Chief Financial Officer
17800 North 85th Street
Scottsdale, Arizona 85255
(480) 991-0797
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Person)

With copies to:
Jeffrey E. Beck, Esq.
Snell & Wilmer L.L.P.
One Arizona Center
Phoenix, Arizona 85004
(602) 382-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$910,356	$64.91

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 867,540 shares of common stock of TASER International, Inc. that have an aggregate value of $910,356 as of November 22, 2010 will be exchanged pursuant to the exchange offer, which may not occur. The aggregate value of such options was calculated using the Black-Scholes option pricing model based on the closing price of the company’s common stock on November 22, 2010, as reported by the NASDAQ Global Select Market.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $64.91 Form or Registration No.: Schedule TO Filing Party: TASER International, Inc. Date Filed: November 24, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE
This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on November 24, 2010, relating to an offer by TASER International, Inc., a Delaware corporation (the “Company” or “TASER”), to certain eligible employees, subject to certain terms and conditions, to exchange some or all of their eligible options to purchase shares of the Company’s common stock, par value $0.00001 per share (the “Exchange Offer”).
Amended Terms and Conditions of the Exchange Offer
The Company has amended the terms and conditions of the Offer to Exchange, as set forth in the Offer to Exchange Certain Outstanding Stock Options for New Options, dated November 24, 2010 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, as set forth below. The following amendment and supplement to the Offer to Exchange also applies to the other documents filed as exhibits to the Schedule TO, as amended, to the extent the original provisions of such other documents would conflict or be inconsistent with the Offer to Exchange, as amended.
Only those items amended are reported in this Amendment No. 1. Except as specifically provided in this Amendment No. 1, the information in the Schedule TO remains unchanged.
ITEM 1. SUMMARY TERM SHEET.
The information set forth under “Summary Term Sheet” in the Offer to Exchange amended and supplemented as provided in the Supplement No. 1 to the Offer to Exchange, dated December 7, 2010, filed herewith as Exhibit (a)(1)(A)(i) (“Supplement No. 1”).
ITEM 2. SUBJECT COMPANY INFORMATION.
(b) Securities.
The information set forth in the Offer to Exchange under “Summary Term Sheet” as amended and supplemented by Amendment No. 1 is incorporated herein by reference.
The information set forth in the Offer to Exchange in of Part III, Section 3 (“Number of New Options; Expiration Date”) and of Part III, Section 10 (“Source and Amount of Consideration; Terms of New Options”) are amended and supplemented as provided in Supplement No.1.
ITEM 4. TERMS OF THE TRANSACTION.
(a) Material Terms. The information set forth in the Offer to Exchange in Part I (“Summary Term Sheet”) and in Part III, Section 1 (“Eligibility”), Section 3 (“Number of New Options; Expiration Date”), Section 10 (“Source and Amount of Consideration; Terms of New Options”) and Section 16 (“Extension of Offer; Termination; Amendments”) are amended and supplemented as provided in Supplement No. 1.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) Source of Funds. The information set forth in the Offer to Exchange in Part III, Section 10 (“Source and Amount of Consideration; Terms of New Options”) is amended and supplemented as provided in Supplement No. 1 is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit	Description of Exhibits

(a)(l)(A)*	Offer to Exchange, dated November 24, 2010
(a)(1)(A)(i)	Supplement No. 1 to Offer to Exchange, dated December 7, 2010
(a)(1)(B)*	Form of Election Form
(a)(1)(C)*	Form of Notice of Withdrawal
(a)(1)(D)*	Form of Email Communication from TASER to All Eligible Employees
(a)(1)(E)*	Form of Confirmation of Receipt of Election Form
(a)(1)(F)*	Form of Confirmation of Receipt of Notice of Withdrawal
(a)(1)(G)*	Form of Reminder of Expiration of Exchange Offer
(a)(1)(H)*	Form of Confirmation of Participation in the Exchange Offer
(a)(1)(I)*	Form of Final Confirmation of Participation in the Exchange Offer
(a)(1)(J)*	Press Release Issued by TASER International, Inc. on November 24, 2010 Announcing Commencement of Employee Stock Option Exchange
(a)(1)(K)	Form of Notification to of Participation in the Exchange Offer and Closing Price
(b)	Not applicable
(d)(1)	TASER International, Inc. 2009 Stock Incentive Plan (incorporated by reference to Appendix A of the Company’s 2009 Proxy Statement, filed with the SEC on April 15, 2009)
(d)(2)*	Form of Stock Option Agreement for New Options
(g)	Not applicable
(h)	Not applicable

*	Previously filed with Schedule TO on November 24, 2010.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TASER INTERNATIONAL, INC.
By:	/s/ Daniel M. Behrendt	Dated: December 7, 2010
Daniel M. Behrendt
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibits

(a)(l)(A)*	Offer to Exchange, dated November 24, 2010
(a)(1)(A)(i)	Supplement No. 1 to Offer to Exchange, dated December 7, 2010
(a)(1)(B)*	Form of Election Form
(a)(1)(C)*	Form of Notice of Withdrawal
(a)(1)(D)*	Form of Email Communication from TASER to All Eligible Employees
(a)(1)(E)*	Form of Confirmation of Receipt of Election Form
(a)(1)(F)*	Form of Confirmation of Receipt of Notice of Withdrawal
(a)(1)(G)*	Form of Reminder of Expiration of Exchange Offer
(a)(1)(H)*	Form of Confirmation of Participation in the Exchange Offer
(a)(1)(I)*	Form of Final Confirmation of Participation in the Exchange Offer
(a)(1)(J)*	Press Release Issued by TASER International, Inc. on November 24, 2010 Announcing Commencement of Employee Stock Option Exchange
(a)(1)(K)	Form of Notification to of Participation in the Exchange Offer and Closing Price
(b)	Not applicable
(d)(1)	TASER International, Inc. 2009 Stock Incentive Plan (incorporated by reference to Appendix A of the Company’s 2009 Proxy Statement, filed with the SEC on April 15, 2009)
(d)(2)*	Form of Stock Option Agreement for New Options
(g)	Not applicable
(h)	Not applicable

*	Previously filed with Schedule TO on November 24, 2010.